SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                              NetRadio Corporation
                       -----------------------------------
                                (Name of Issuer)


                                  Common Stock
                       -----------------------------------
                         (Title of Class of Securities)

                                   64114E 10 8
                       -----------------------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                               Page 1 of 5 Pages
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-------------------------------               ----------------------------------
CUSIP NO.  64114E 10 8                13G       PAGE    2     OF     5     PAGES
          -------------                             ---------    ---------
-------------------------------               ----------------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON:  Navarre Corporation
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  41-1704319
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a) [ ]

          (b) [ ]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          Minnesota
--------------------------------------------------------------------------------
                             5     SOLE VOTING POWER
            NUMBER OF
                                   5,000,000 Shares
             SHARES          ----- ---------------------------------------------

          BENEFICIALLY       6     SHARED VOTING POWER

            OWNED BY               Not applicable
                             ----- ---------------------------------------------
              EACH
                             7     SOLE DISPOSITIVE POWER
            REPORTING
                                   5,000,000 Shares
             PERSON          ----- ---------------------------------------------

              WITH:          8     SHARED DISPOSITIVE POWER

                                   Not applicable
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,000,000 Shares
--------- ----------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

          [ ]
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          49.9%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
--------- ----------------------------------------------------------------------

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                                               PAGE     3     OF     5     PAGES
                                                    ---------    ---------

ITEM 1.

       (a)    Name of Issuer
              The name of the issuer is NetRadio Corporation.

       (b)    Address of Issuer's Principal Executive Offices
              The address of the principal executive offices of the Issuer is 43 Main Street, Southeast, Suite 149, Minneapolis, Minnesota 55414.

ITEM 2.

       (a) Name of Person Filing. This statement is being filed by Navarre Corporation.

       (b) Address of Principal Business Office or, if none, Residence. The principal address of the Reporting Person is 7400 49th Avenue North, New Hope, Minnesota 55428.

       (c)    Citizenship. Navarre is a Minnesota corporation.

       (d)    Title of Class of Securities. Common stock.

       (e)    CUSIP Number. 64114E 10 8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

       (a)    [ ]    Broker or Dealer registered under Section 15 of the Act

       (b)    [ ]    Bank as defined in Section 3(a)(6) of the Act

       (c)    [ ]    Insurance Company as defined in Section 3(a)(19) of the Act

       (d)    [ ]    Investment Company registered under Section 8 of the
                     Investment Company Act

       (e)    [ ]    Investment Adviser registered under Section 203 of the
                     Investment Advisers Act of 1940

       (f)    [ ]    Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

       (g)    [ ]    Parent Holding Company, in accordance
                     withss.240.13d-1(b)(ii)(G) (Note: See Item 7)

       (h)    [ ]    Group, in accordance with ss.240.13d-1(b)(ii)(H)

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                                               PAGE     4     OF     5     PAGES
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ITEM 4.       OWNERSHIP

              As of December 31, 1999 the beneficial ownership of shares of the Reporting Person was as follows:

       (a)    Amount beneficially owned - 5,000,000 shares.

       (b) Percent of Class - 49.9% according to the issuer's Form 10-Q, for the quarter ended September 30, 1999.

       (c) Of the shares beneficially owned by the Reporting Person, it has the power to vote or dispose of the shares as follows:

              (i)    Sole power to vote or direct the vote - 5,000,000 shares.
              (ii)   Shared power to vote or direct the vote - Not applicable.
              (iii) Sole power to dispose or direct the disposition of - 5,000,000 shares.
              (iv) Shared power to dispose or direct the disposition of - Not applicable.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following box. [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY REPORTED ON BY THE PARENT HOLDING COMPANY.
              Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
              Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP
              Not applicable.

ITEM 10.      CERTIFICATION
              By signing below I certify that to the best of my knowledge and belief the securities referred to above were not acquired and are not held for the purpose of or with the affect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or us a participant in any transaction having that purpose or effect.

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                                               PAGE     5     OF     5     PAGES
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                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 28, 2000


                                       By:  /s/ Eric H. Paulson
                                          --------------------------------------
                                                Eric H. Paulson
                                                Chairman, President and
                                                Chief Executive Officer,
                                                Navarre Corporation